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                                                                     EXHIBIT 3.6

                      Amendment of Dep Corporation Bylaws


The Board of Directors, by unanimous written consent, on November 15, 1995, adopted an amendment to Section 2.1 of Article II, of the Corporation's Bylaws to read in full as follows:

        The Board of Directors shall consist of not less than 6 nor more than 13 directors. The exact number of directors shall be fixed at 6 until changed by the affirmative vote of a majority of the Board of Directors or by the affirmative vote of the holders of 75% of the Corporation's shares entitled to vote in an election of directors, voting together as one class. Directors need not be stockholders.